

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Noah Gottdiener
Chief Executive Officer
Duff & Phelps Corporation
55 East 52 St., 31st Floor
New York, NY 10055

>    **Re:    Duff & Phelps Corporation**
>    **Preliminary Proxy Statement on Schedule 14A**
>    **Filed February 6, 2013**
>    **File No. 001-33693**

Dear Mr. Gottdiener:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.  We note your statement that there are no shares of Class B common stock outstanding as of the date of your filing, whereas the merger agreement states that as of December 30, 2012 there were 1,975,931 Class B shares outstanding.  Please add disclosure regarding the recent cancellation of the outstanding Class B shares.

The Company Merger (Proposal 1), page 27

Background of the Mergers, page 27

2.  We note your statement that, in light of Carlyle's and the other private equity firms' lack of interest in a transaction involving Company A, the company decided not to approach

Company A.  Please revise to discuss whether the company considered other possible means of acquiring Company A and – if so – why the company did not pursue other means.

3.  Please revise your disclosure on page 34 to provide further detail on the "strategic alternatives" discussed by the Board of Directors and Centerview.  In addition, please provide more detailed disclosure regarding the reasons the Board chose not to pursue those alternatives.

4.  We note your statements on page 37 and elsewhere that the transaction was approved by the unanimous vote of the directors present and voting.  Please provide additional disclosure regarding any directors, other than Mr. Gottdiener, who did not vote on the transaction.

5.  Please provide further disclosure regarding how the company and Centerview arrived at the amount Centerview's fee, including the breakdown between the guaranteed and contingent portions of the fee.  Please refer to Item 1015(b)(5) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ramin M. Olson at (202) 551-3331 or Michael Seaman at (202) 551-3366 with any questions you may have.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director